1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Jane A. Kanter Partner jane.kanter@dechert.com +1 202 261 3302 Direct +1 202 261 3002 Fax

June 23, 2014

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ETF Series Trust
Securities Act File No. 333-183155
Post-Effective Amendment No. 6
Investment Company Act File No. 811-22732
Amendment No. 8

Ladies and Gentlemen:

On behalf of ETF Series Trust (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 6 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Form N-1A. This filing is to add the Recon Capital FTSE 100 ETF, a newly created series, to the Trust and should have no effect on the existing series of the Trust. No fees are required in connection with this filing.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3302.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter